UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PAETEC Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

695459 10 7

(CUSIP Number)

Charles E. Sieving

Executive Vice President, General Counsel and Secretary

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Richard J. Parrino, Esq.

Hogan & Hartson L.L.P.

8300 Greensboro Drive

McLean, Virginia 22102

(703) 610-6100

February 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 695459 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arunas A. Chesonis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With

  7.    Sole Voting Power

                9,983,071 shares of Common Stock (1)

  8.    Shared Voting Power

                308,565 shares of Common Stock (2)

  9.    Sole Dispositive Power

                9,983,071 shares of Common Stock (1)

10.    Shared Dispositive Power

                308,565 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,291,636 shares of Common Stock (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 11.5% (4)
14.	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Includes (i) 9,171,573 outstanding shares of Common Stock held directly by the Reporting Person and (ii) 811,498 shares of Common Stock which are subject to options exercisable by the Reporting Person within 60 days of March 12, 2007.

(2)	Consists of 308,565 shares of Common Stock held for the benefit of the Arunas A. and Pamela A. Chesonis Family Foundation, for which the Reporting Person’s mother, mother-in-law and wife serve as co-trustees and share voting power and dispositive power among themselves.

(3)	The Reporting Person disclaims beneficial ownership of the 308,565 shares of Common Stock held by the Arunas A. and Pamela A. Chesonis Family Foundation, for which the Reporting Person’s mother, mother-in-law and wife serve as co-trustees and share voting power and dispositive power among themselves.

(4)	Based upon a total of 88,616,526 shares of Common Stock outstanding as of March 8, 2007.

Item 1.    Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of PAETEC Holding Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York, 14450.

Item 2.    Identity and Background

(a)– (c)    This Statement is being filed by Arunas A. Chesonis (the “Reporting Person”). The Reporting Person’s principal business address is One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450. The Reporting Person is Chairman, Chief Executive Officer and President of the Issuer.

(d) – (e)    During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of all Common Stock reported on this Statement pursuant to the merger transaction described in this Item 3. Immediately prior to such transaction, the Reporting Person beneficially owned shares of the Class A common stock, par value $0.01 per share (the “PAETEC common stock”), of PAETEC Corp., a Delaware corporation (“PAETEC”), and unvested restricted stock units issued pursuant to a PAETEC stock incentive plan representing the right to acquire shares of PAETEC common stock.

On February 28, 2007, PAETEC and US LEC Corp., a Delaware corporation (“US LEC”), completed a business combination pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 11, 2006, as amended, by and among the Issuer, PAETEC, US LEC, WC Acquisition Sub P Corp. and WC Acquisition Sub U Corp. In accordance with the Merger Agreement, WC Acquisition Sub P Corp. merged with and into PAETEC (the “PAETEC Merger”) and WC Acquisition Sub U Corp. merged with and into US LEC (the “US LEC Merger” and together with the PAETEC Merger, the “Mergers”). PAETEC and US LEC were the surviving corporations of the Mergers and, as a result of the Mergers, became wholly-owned subsidiaries of the Issuer. Pursuant to the PAETEC Merger, (i) each outstanding share of PAETEC common stock (including each outstanding share of PAETEC common stock held by the Reporting Person) was converted into the right to receive 1.623 shares of the Common Stock and (ii) each then outstanding option, warrant or other right to acquire PAETEC common stock (including each then outstanding option and other right held by the Reporting Person), whether or not vested or exercisable at that time, was assumed by the Issuer and converted into an option, warrant or other right, as applicable, to purchase or otherwise acquire Common Stock on the same terms and conditions applicable to such option, warrant or right in effect before the PAETEC Merger, including existing vesting and exercisability provisions without any acceleration, except that the number of shares subject to, and (to the extent applicable) the per share exercise price of, the option, warrant or other right was adjusted based on the PAETEC Merger exchange ratio.

The preceding summary of the Mergers and certain provisions of the Merger Agreement, a copy of which is filed as an exhibit hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference.

Item 4.    Purpose of Transaction

The Reporting Person acquired ownership of the Common Stock for investment purposes as a result of the Mergers described in Item 3 of this Statement. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock. The Reporting Person reserves the right, and may in the future choose, to change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances, including, without limitation, to dispose of all or a portion of the shares of Common Stock that the Reporting Person now owns or may hereafter acquire. In connection with the Mergers, the Reporting Person has entered into an agreement (as described in Item 6) pursuant to which he may require the Issuer to register for public sale certain of the shares of Common Stock reported on this Statement as beneficially owned by him.

Except as described in this Statement, the Reporting Person has no current plans or proposals which relate to or would result in any of the matters set forth in sub-items (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)    As of March 12, 2007, the Reporting Person is the beneficial owner of 10,291,636 shares of Common Stock, which represent approximately 11.5% of the shares of Common Stock outstanding as of that date. The shares of Common Stock beneficially owned by the Reporting Person include 9,171,573 outstanding shares held directly by the Reporting Person, 811,498 shares that are subject to outstanding options, all of which are exercisable within 60 days of March 12, 2007, and 308,565 shares of Common Stock held for the benefit of the Arunas A. and Pamela A. Chesonis Family Foundation.

(b)    The Reporting Person has:

(i)	sole power to vote or direct the vote of 9,983,071 shares of Common Stock;

(ii)	shared power to vote or direct the vote of 308,565 shares of Common Stock;

(iii)	sole power to dispose or direct the disposition of 9,983,071 shares of Common Stock;

(iv)	shared power to dispose or direct the disposition of 308,565 shares of Common Stock.

The Reporting Person may be deemed to share voting and dispositive power with respect to 308,565 shares of Common Stock held for the benefit of the Arunas A. and Pamela A. Chesonis Family Foundation, for which the Reporting Person’s mother (Roma Chesonis), mother-in-law (Marilyn Means) and wife (Pamela A. Chesonis) serve as co-trustees and share voting and dispositive power among themselves. The Reporting Person disclaims beneficial ownership of all such shares. The Reporting Person’s mother, mother-in-law and wife share the same business address as the Reporting Person, as reported in Item 2, and are all citizens of the United States. None of these three individuals has been the subject of any proceeding that would require disclosure pursuant to sub-item (d) or (e) of Item 2.

(c)    Except as described elsewhere in this Statement, there have been no transactions in shares of the Common Stock by the Reporting Person during the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described elsewhere in this Statement and as described below, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

The Reporting Person holds restricted stock units granted by PAETEC as of June 12, 2006 pursuant to the PAETEC Corp. Executive Incentive Plan, which was assumed by the Issuer in the PAETEC Merger. Following their assumption by the Issuer in the PAETEC Merger and their conversion into the right to acquire Common Stock, the restricted stock units represent the right to acquire a total of 973,800 shares of Common Stock upon vesting of the units. The restricted stock units vest with respect to all shares of Common Stock subject to the units on June 12, 2009, which is the third anniversary of the date of grant, unless vesting is accelerated upon the occurrence of events that include a dissolution or liquidation of the Issuer, a change of control of the Issuer or the sale of all or substantially all of the Issuer’s assets.

The Reporting Person is a party to a Senior Officer Confidentiality, Non-Solicitation, Non-Competition and Severance Agreement, dated as of March 1, 2003, with PAETEC. The Issuer has assumed the obligations of PAETEC under this agreement in connection with the PAETEC Merger. Pursuant to the agreement, a two-year non-compete period following termination of the Reporting Person’s employment with the Issuer will be credited toward satisfaction of the three-year vesting period of the restricted stock units held by the Reporting Person and described above in this Item 6.

In connection with the Mergers, the Reporting Person entered into a Registration Rights Agreement, dated as of February 28, 2007 (the “Registration Rights Agreement”), with the Issuer and several former securityholders of PAETEC and US LEC. Pursuant to the Registration Rights Agreement, the Reporting Person and certain other parties to the agreement (collectively, the “Demand Parties”) can demand that the Issuer register their registrable shares of Common Stock as part of one or more registered underwritten public offerings under the Securities Act of 1933, as amended (the “Securities Act”), if the aggregate value of the shares to be registered is at least $20 million, or if less, so long as all of the registrable shares of each Demand Party are sought to be registered. The Reporting Person is entitled to two demand registrations with respect to the 9,171,573 shares of Common Stock he received in the PAETEC Merger and any additional shares that may be issued in respect of such merger shares by way a stock dividend, stock split or similar customary event. The Reporting Person shares these registration rights with two trusts that hold shares of Common Stock (the “trust shares”), including the Arunas A. and Pamela A. Chesonis Foundation, which holds 308,565 shares of Common Stock with respect to which the Reporting Person may be deemed to share voting and dispositive power. In addition, the Reporting Person is one of the “piggyback parties” entitled to participate, with specified exceptions, in registered offerings of the Common Stock initiated by the Issuer for its own account or for the account of any holder of equity securities of the Issuer, including the Demand Parties, pursuant to the exercise of registration rights. The Reporting Person will cease to be entitled to demand registration rights when (i) all of his registrable shares of Common Stock (together with the trust shares) may be sold without holding period, volume or manner of offering limitations and such shares constitute less than 2% of the total number of shares of Common Stock then outstanding, or (ii) all of his registrable shares of Common Stock (together with the trust shares) may be sold or transferred within any three-month period in accordance with the requirements of Rule 144 under the Securities Act, assuming the registrable shares are restricted securities under Rule 144 that have been held by an affiliate of the Issuer for at least one year. The exercise of the foregoing registration rights is subject to notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering. The Issuer generally will bear the SEC registration and other costs of these registered offerings, other than transfer taxes and the underwriting discounts and commissions for the registrable shares sold by the Reporting Person, which will be borne by him.

The preceding summary is not intended to be complete and is qualified in its entirety by reference to the full text of the documents referred to in this Item 6, copies of which are filed as exhibits hereto and incorporated herein by reference.

Item 7.     Materials to be Filed as Exhibits

Exhibit Number	Description

1.	Agreement and Plan of Merger, dated as of August 11, 2006, as amended, among US LEC Corp., PAETEC Corp., PAETEC Holding Corp., WC Acquisition Sub U Corp. and WC Acquisition Sub P Corp. Included as Annex A to the Joint Proxy Statement/Prospectus that forms a part of Registration Statement on Form S-4 of PAETEC Holding Corp. (File No. 333-138594) and incorporated herein by reference.

2.	Registration Rights Agreement, dated as of February 28, 2007, among PAETEC Holding Corp. and the Securityholders of PAETEC Holding Corp. identified therein. Filed as Exhibit 10.2 to the Current Report on Form 8-K of PAETEC Holding Corp. filed with the SEC on March 2, 2007 and incorporated herein by reference.

3.	PAETEC Corp. Executive Incentive Plan, as amended and restated. Filed as Exhibit 10.11.1 to the Registration Statement on Form S-4 of PAETEC Holding Corp. (File No. 333-138594) and incorporated herein by reference.

4.	Senior Officer Confidentiality, Non-Solicitation, Non-Competition and Severance Agreement, dated as of March 1, 2003, between PAETEC Corp. and Arunas A. Chesonis. Filed as Exhibit 10.6 to Registration Statement on Form S-1 (SEC File No. 333-124258) of PAETEC Corp. and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2007

/s/ Arunas A. Chesonis
Name: Arunas A. Chesonis

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